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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January  2004

Commission File Number:   000-50012

Gold City Industries Ltd.

(Translation of registrant’s name into English)

550 – 580 Hornby Street, Vancouver, British Columbia, CANADA V6C 3B6

(Address of principal executive offices)

1.

Press Release Dated February 11, 2004

2.

Technical Report Dated February 6, 2004

3.

Press Release Dated February 4,  2004

4.

Press Release Dated January 19, 2004

5.

Qualifying Issuer Certificate Dated January 19, 2004

6.

Qualifying Issuer Certificate Dated January 19, 2004

7.

Qualifying Issuer Certificate Dated January 19, 2004

8.

Qualifying Issuer Certificate Dated January 19, 2004

9.

Material Change Report Dated January 16, 2004

10.

Press Release Dated January 14, 2004

11.

Press Release Dated January 12, 2004

12.

Press Release Dated December 31, 2003

13.

Press Release Dated December 31, 2003

14.

Press Release Dated December 24, 2003

15.

Press Release Dated December 24, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.   Form 20-F XXX  Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No XXX

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

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Gold City Industries Ltd.		San Gold Resources Corporation
550 – 580 Hornby Street
Vancouver, BC V6C 3B6		Bissett, Manitoba R0E 0J0
Tel: (604) 682-7677 Fax: (604) 642-6577		Tel: (204) 277-5500
Email: info@gold-city.net
Website: www.gold-city.net
TSX Venture: GC	NR 04-05	TSX Venture: SGR

NEWS RELEASE

February 11, 2004

Amendment to the Rice Lake Joint Venture Agreement

Harris Partners to Arrange Financing

Hugh Wynne, President of San Gold Resources Corporation (“San Gold”) and Fred Sveinson, President of Gold City Industries Ltd.(“Gold City”) are pleased to announce that they have signed an Amendment to the Letter of Intent dated January 8, 2004 wherein they agreed to form a 50/50 joint venture (the “Rice Lake JV”) to acquire 100% of the issued shares of Harmony Gold (Canada) Inc.(“Harmony Canada”) from Harmony Gold Mining Company Ltd. of South Africa (“Harmony South Africa”). The Rice Lake JV was formed to rehabilitate, develop, and return the Bissett Gold Mine to production and to explore and develop the Rice Lake greenstone belt located at Bissett, Manitoba, 250 kilometres north of Winnipeg. The acquisition cost is $7,500,000, to be paid $3,500,000 in cash and by the issue of Gold City/San Gold common shares having an aggregate value of $4,000,000.

The area of influence for the Joint Venture has been expanded to include all of San Gold’s properties located within an 80 km (50 mile) radius from the boundary of the mineral claims that comprise the existing San Gold Project. San Gold has granted Gold City an option to acquire a 50% interest in the San Gold Properties.  To exercise this option, Gold City will finance exploration expenditures of $1,000,000, to match the deemed contribution of San Gold to the Joint Venture; thereafter both parties will participate on a 50/50 joint venture basis in the ongoing exploration of the San Gold Properties.  The parties will also participate on a joint venture basis in rehabilitating, developing and returning the Bissett Gold Mine to production.

In all other respects, the Letter of Intent dated January 8, 2004, as varied by the Amendment, will remain in full force and effect, subject to the approval of Harmony South Africa, the boards of directors of San Gold and Gold City, and Regulatory Authorities.

Gold City, San Gold, and Harmony South Africa are presently finalizing the terms of the formal Share Purchase Agreement.  To ensure that the Joint Venture will have the funds necessary to close the transaction, Gold City and San Gold are arranging a bridge loan of $2,500,000.

Gold City and San Gold are also pleased to announce that their Financial Adviser, Harris Partners of Toronto, Ontario will act as lead agent in a syndicated private placement best efforts offering of units which will be offered at  $0.82/unit.  Each unit will be comprised of  one (1) San Gold common share and one (1) San Gold share purchase warrant  plus (1.2) Gold City common shares and (1.2) Gold City share purchase warrants. Each whole San Gold share purchase warrant may be exercised to purchase one additional San Gold common share at $0.50, and each whole Gold City share purchase warrant may be exercised to purchase one additional Gold City common share at $0.45, for a term of one year from the issue date of the underlying securities that comprise the units.

The proceeds of the offering will be used as needed to complete the purchase of Harmony Canada, to retire part or all of the Bridge Loan, and otherwise will be made available to the Joint Venture as general working capital.

Gold City Industries Ltd.	San Gold Resources Corporation
Signed “Fred Sveinson”	Signed “Hugh Wynne”
Fred Sveinson, President	Hugh Wynne, President

For Gold City Investor Relations information please contact Maria Da Silva of MarketSmart Communications Inc. at (604) 261-4466	For San Gold information please contact Hugh Wynne at (204) 277-5500

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Old Nick Property

Greenwood Mining District, British Columbia,
Canada

Technical Report

For

Gold City Industries Ltd.

Suite 550 – 580 Howe Street,
Vancouver, BC, V6C 3B6,
Canada

By

February 5, 2004

Old Nick Property – Technical Report

____________________________________________________________________________________________________

TABLE OF CONTENTS

1

Summary

2

Introduction

2.1

Terms of Reference

2.2

Disclaimer

3

Property Description

3.1

Location

3.2

Accessibility

3.3

Climate

3.4

Physiography

3.5

Infrastructure

3.6

Claims

4

History

4.1

Area History

4.2

Old Nick Deposit

4.3

Exploration Methods

4.3.1

Geological / Prospecting

4.3.2

Geochemistry

4.3.3

Geophysics

4.3.4

Trenching

4.3.5

Drilling

4.3.6

Data Verification

4.4

Historic mineral resources

5

Geological Setting

5.1

Regional Geology

5.2

Local Geology

6

Mineral Processing and Metallurgical Testing

7

Digital Model

7.1

Digital Data Compilation

7.1.1

Drill Hole Data

8

Exploration Recommendations

8.1

Phase One

8.2

Phase Two

8.3

Exploration Summary

9

Bibliography

10

Certification of Author

LIST  OF  FIGURES

1

Location Map

2

Claim Map

3

AMT Metallurgy

3

Geological (Assay) Model

LIST  OF  TABLES

1

Claim Data

2

Old Nick Drill Collar Data

3.

Old Nick Summary Exploration Costs

Old Nick Property – Technical Report

____________________________________________________________________________________________________

Summary

The Old Nick nickel/cobalt deposit lies within a large land package in south-central British Columbia owned by Gold City Industries Ltd. It is strategically located in highly prospective ground with excellent potential to add to the known mineral resources of the deposit. Significant exploration programs in the past have identified numerous anomalous zones.

The Old Nick deposit consists of two northeast trending stratiform-type nickel mineralized zones. The Upper Zone has an average width of 100 meters while the Lower Zone is approximately 10 to 20 meters wide. Laterally the zones extend for at least 500 meters along strike. The deposit lies within Paleozoic-aged Anarchist Group pentlandite-pyrrhotite-fuchsite-bearing quartzites that dip 60° southeastward.

The deposit was discovered in the 1960’s at a time when metallurgical technologies precluded the advancement of the property. Bench scale and column leach testing in 1995-1996 indicated the potential for economic recovery of nickel and cobalt by acid heap leaching and selective recovery by the Solvent Extraction / Electrowinning (SX/EW) process.

There is significant potential to expand the deposit both along strike and down the dip of the known mineralization as well as within the same prospective stratigraphy elsewhere on the property. Good geology, excellent infrastructure and moderate year round weather make this deposit attractive for continued exploration and mining.

A success-contingent, phase-type exploration program would improve the mineral resource and advance the project to the feasibility stage. The Phase One of the program would be $Cdn 500,000. This program would include:

•

Prospecting,

•

Biogeochemical survey,

•

Trenching,

•

In-fill diamond drilling,

•

Laboratory metallurgical testing,

•

Preliminary Assessment Study.

The Phase Two of the program would cost $Cdn 3 million and include:

•

Extensional and definition drilling,

•

A large-scale demonstration metallurgical program of up to 10,000 tonne bulk sample,

•

Feasibility Study.

Introduction

Terms of Reference

This report was prepared by the David K. Makepeace, M.Eng., P.Eng., an Independent Qualified Person, on behalf of Gold City Industries Ltd. (Gold City). Gold City is an active junior resource company based in Vancouver, BC, and listed on the TSX Venture Exchange (stock symbol – GC).

Gold City has several properties in the Boundary Area of south-central British Columbia as well as several properties in the Wells-Barkerville Area of central British Columbia.  This report focuses on the Old Nick property, located near the town of Rock Creek. The purpose of this technical evaluation is to independently examine the Old Nick and recommend further exploration of the property. It is being prepared as an independent technical report in compliance with National Instrument 43-101 for filing with the TSX Venture Exchange.

Old Nick Property – Technical Report

____________________________________________________________________________________________________

The report is comprised of a compilation of information drawn from all available exploration company reports, Ministry of Mines Annual Reports and Minfile records, all listed in the References Section, and two site visits by the writer. No attempt has been made at this point to verify assay data presented in these reports, thus relying strictly on their summary reporting. Not all reports viewed in this compilation contained laboratory certificates or referred to any quality assurance/quality control programs initiated on their work. However, Professional Engineers and Geologists wrote all reports that are referenced.

The author of this report has not being involved with any of the exploration programs conducted on the property to-date although he has visited the property on two occasions (March 11, 2001 and November 11, 2003).

Disclaimer

Geospectrum Engineering has compiled this report with all due care and reviewed all available reports.  It is believed that the information contained within this report is accurate and reliable. The referenced reports were undertaken by qualified people.

Property Description

Location

The Old Nick Property lies within the western half of the Greenwood Mining Division in south central British Columbia, Canada. The NTS map sheet is 082E/03 (1:50,000) and the TRIM sheet is 082E.005 (1:20,000). The MINFILE sheet is 082ESW. Figure 1 shows the Old Nick Property which is part of Gold City’s larger land package named the Boundary Project.

Accessibility

The all-weather paved Provincial Highway Number 3 (Crowsnest Highway) cuts through the northern portion of the claim group (see Figure 2). Several all-weather gravel roads (i.e. Mt. Baldy Forest Service Road and Bridesville-Rock Creek Forest Service Road) and secondary range-ranch roads provide access to most of the claims.

Access to the Old Nick nickel-cobalt deposit itself is obtained from the Bridesville-Rock Creek Road and the abandoned Burlington Northern Railway  (Rocky Mountain Forest Service Road). The deposit is approximately 10 kilometers west of the eastern junction of the Forest Service Road and the Bridesville-Rock Creek Road. The deposit is immediately south and north of the right-of-way.

The nearest full-service airport is at Penticton. There are several small grass airstrips (i.e. Midway, Osoyoos, Oliver) that are nearer the property and can accommodate small aircraft.

Climate

The climate is quite dry, with hot summers accompanied by little rainfall. Snowfall ranges from less than 0.75 to 2 meters depending on the elevation. Field season in this area is mid-April to mid-November depending on the elevation of the work being carried out.

Physiography

The terrain can be characterized as a rolling plateau with deep incised creeks. Topographic relief on the property ranges from an elevation of approximately 700 to 1,220 meters. Major creeks in this area (i.e. Rock, Baker, McCoy, Jolly, Budy and Johnstone Creeks) have carved steep canyons in the plateau.

Old Nick Property – Technical Report

Generally, the higher elevations and the steep canyons are forest covered while most of the flat plateau has been cleared for grazing and ranch land. The forest cover is second growth Ponderosa Pine, Douglas Fir and Larch with minimal underbrush. The largest drainage basin in the project area is the Rock/Kettle River basin.

3.5 *Infrastructure*

The area has exceptional infrastructure available in the immediate area to support mining. Major natural gas pipelines and high-voltage hydroelectric transmission lines run through the northern edge of the property (see Figure 2). There is a large, skilled workforce of trades and technical professionals as well as equipment suppliers available throughout the region. Most services can be obtained from Grand Forks, Osoyoos and Penticton.

PENTICTON
BEAVERDELL
(Ag, Pb, Zn, Au)
Dusty Mac
(Ag, Pb, Zn, Au)
OKANAGAN FALLS
N
Fairview Camp (Au)
OLIVER
BALDY MTN.
Camp McKinney
(Au)
Dayton Camp
(Au)
Old Nick Property
ROCK CREEK
OSOYOOS
Highway 3
Crowsnest Hwy
Canada
U.S.A
British Columbia
Washington
Old Nick Deposit
(Ni, Co, Cr)
Crown Jewel
(Au)
OROVILLE
Old Nick Property
GOLD CITY INDUSTRIES LTD.
Old Nick Property
Location Map

Figure 1

- 7 -

Old Nick Property – Technical Report

Mt. Baldy Forest Service Road
Rock Creek
Highway No. 3
Crowsnest Highway
BRIDESVILLE
Bridesville - Rock Creek Forest Service Road
Canada
U.S.A
British Columbia
Washington
N
SCALE
0
1000
2000
Meters
GOLD CITY INDUSRIES LTD.
Old Nick Property
Greenwood Mining Division
British Columbia
Claim Map

Figure 2

- 8 -

Old Nick Property – Technical Report

____________________________________________________________________________________________________

Claims

The Old Nick property claims are listed below:

Claim Data

Claim Name	Tenure No.	Claim Type	Expires	No. Units	Hectares
DONNA	342523	MGS block claim	10/06/04	18	325
MR. 5	348032	MGS block claim	10/06/04	20	500
MR. 1	348033	2P claim	10/06/04	1	25
MR. 2	348034	2P claim	10/06/04	1	25
MR. 3	348035	2P claim	10/06/04	1	25
MR. 4	348036	2P claim	10/06/04	1	25
MR. 6	350506	MGS block claim	10/06/04	18	450
MR. 7	350507	2P claim	10/06/04	1	25
MR. 8	350508	2P claim	10/06/04	1	25
MR. 9	350509	2P claim	10/06/04	1	25
SWG #1	374403	2P claim	10/06/04	1	22.5
SWG #2	374404	2P claim	10/06/04	1	22.5
SWG #3	374405	2P claim	10/06/04	1	22.5
SWG #4	374406	2P claim	10/06/04	1	25
SWG #5	374407	2P claim	10/06/04	1	25
SWG #6	374408	2P claim	10/06/04	1	22.5
FR #1	382200	2P claim	10/06/04	1	18.75
FR #2	382201	2P claim	10/06/04	1	6.25
FR #3	382202	2P claim	10/06/04	1	25
FR #4	382203	2P claim	10/06/04	1	25
FR #5	382204	2P claim	10/06/04	1	25
FR #6	382205	2P claim	10/06/04	1	25
OOSW #1	382206	2P claim	10/06/04	1	25
OOSW #2	382207	2P claim	10/06/04	1	25
OOSW #3	382208	2P claim	10/06/04	1	25
OOSW #4	382209	2P claim	10/06/04	1	25
OOSW #5	382210	2P claim	10/06/04	1	20
OOSW #6	382211	2P claim	10/06/04	1	20
MR-10	383825	MGS block claim	10/06/04	20	440
MR-11	383826	2P claim	10/06/04	1	20
MR-12	383827	2P claim	10/06/04	1	25
MR-13	383828	2P claim	10/06/04	1	25
RM 16	390211	MGS block claim	10/06/06	12	300
GC-2	390217	2P claim	10/06/04	1	25
GC-3	390218	2P claim	10/06/04	1	25
GC-4	390219	2P claim	10/06/04	1	25
GC-5	390220	2P claim	10/06/04	1	25
GC-6	390221	2P claim	10/06/04	1	25
GC-7	390222	2P claim	10/06/04	1	25
GC-8	390223	2P claim	10/06/04	1	25
GC-9	390224	2P claim	10/06/04	1	25
GC-10	390225	2P claim	10/06/04	1	25

Note: As of January 2004

The property covers approximately 2,890 hectares (see Figure 2). Gold City Industries Ltd. has a 100% interest in the property. The GC-2 to GC-10 claims and the RM 16 claims have a 3 % NSR capped at $ US 5,000,000 by Crown Resources Corporation. The Crown Resources Corporation cap is based on the total production from any or all of the ex-Crown properties.

None of the properties have been legally surveyed. There are no environmental liabilities on any of the properties to the author's knowledge.

Old Nick Property – Technical Report

____________________________________________________________________________________________________

History

The Boundary region has a long history of mineral exploration and resource development. In the 1860's placer gold created the first major population increase in the area. Mineral exploration and mine operations (i.e. Camp McKinney, Dayton Camp, Phoenix Camp, Beaverdell, etc.) continued to draw people through the 19th and 20th centuries (see Figure 1). Smelters to refine the ore were built and operated for generations (i.e. Grand Forks, Greenwood, etc.). Along with mining, logging continued to grow throughout the area. Much of the infrastructure that is available today was created primarily because of the resource industry. Today, the logging industry still plays a large part in the economy of the area (i.e. Pope & Talbot Ltd. - Midway, Weyerhaeuser Canada Ltd. - Okanagan Falls and Rock Creek). A brief history of the property and area is included below.

Area History

1860's

Alluvial gold and platinum was discovered in Rock Creek resulting in a staking rush.

1897

Hard rock gold production started in the McKinney and Dayton camps, immediately north of the Old Nick property.

1934

K. Ewers discovered a mineralized ultramafic showing near the confluence of Jolly Creek and Stanhope Creek. A shallow shaft and drifting returned values up to 4.0 % Ni (J.A. Mitchell, 1964).

1950's

Chromium and nickel were discovered in the region (Anarchist Chrome and Chrome Bell properties).

Old Nick Deposit

1955

B. Fenwick-Wilson staked the Old Nick area.

1964

The Jolly Creek Ni showing was trenched for 24 meters and samples (every 1.5 meters) assayed at 2 different labs. The average of the 16 samples returned a value of 0.25 % Ni (J.A. Mitchell, 1964).

1966 - 1967

B. Fenwick-Wilson re-staked the area as Old Nick 1 - 4 and optioned the property to Utica Mines Ltd. and later Nickel Ridge Mining Ltd. These companies completed 4 short diamond and 26 percussion drill holes on the property.

1967- 1968

Newmont Mining Corporation of Canada Ltd. optioned the property and completed several surveys as well as metallurgical testing. The surveys included mapping, regional stream sediment sampling, grid-based soil sampling, airborne magnetics, ground magnetics and induced polarization on the property. They excavated 15 trenches over favourable anomalies. However, the metallurgical technologies at the time were insufficiently developed to advance the project. Technologies have since been developed that continued exploration is justified.

1971

Mr. S. Enns completed a MSc. thesis on the Old Nick deposit. His research discovered 2 generations of pentlandite occurring interstitially within the pyrrhotite. Elevated nickel values are associated with mariposite (fushsite) bands. The dunite and quartzite had similar Ni/Cr values suggesting a common source of metal mineralization. Chromium occurs in mariposite (fushsite).

1990

B.C. Ministry of Energy, Mines and Petroleum Resources published a summary on the Old Nick deposit (OF-1990-27) and classified the local lithologic units.

Old Nick Property – Technical Report

____________________________________________________________________________________________________

1995 - 1998

Applied Mine Technologies Ltd. (AMT) completed 6 diamond drill holes into the deposit. Part of the resultant core was used for their bench scale and column leach testing of the Old Nick mineralization. The metallurgical tests indicated that the nickel and cobalt could be recovered by acid heap leaching and selective SX/EW recovery methods. A preliminary scoping study at the time indicated the potential for positive economics based on this new process technology. The economics were based on a 50 million tonne deposit with an anticipated grade of 0.2 % Ni and 0.01 % Co with recoveries of 60 % Ni and 50 % Co. The metal prices used in the calculation were $US 8.20 per kilogram of Ni and $US 41.06 per kilogram of Co.

2000 -2001

Gold City Industries Ltd. undertook a small trenching program to verify and extend the known mineralization. Gold City also conducted selective heavy mineral stream sampling in the search for platinum and palladium mineralization.

Exploration Methods

Geological / Prospecting

Reconnaissance prospecting has been completed over the property for the last 50 years although the majority of the detailed mapping appears to have been done only around the Old Nick Deposit itself.

Newmont Mining Corporation of Canada Ltd., Steve Enns, MSc. and Applied Mine Technologies Ltd. completed detailed mapping of the deposit area.

Gold City in 2001 undertook some reconnaissance prospecting west of the Newmont trenches where it was discovered that recent logging had uncovered two new exposures of fuchsitic pyritic quartzite similar to the Newmont trenches. Both exposures corresponded to areas where historical Newmont soils had detected elevated nickel values. They were further hand trenched to clean up the exposures. One exposure, approximately 400 meters southwest of the Newmont trenches, was chip sampled across its 2.75 meter width. The second exposure was approximately 300 meters southwest of the old Newmont trenches. Two chip samples totalling 4.5 meters were taken from this showing. However, elevated nickel values were not detected. The Gold City sampling represents a very small area to the west of the known bulk-style deposit. There are still large areas in the west that have not been tested.

Geochemistry

Newmont Mining Corporation of Canada Ltd. undertook a regional stream sediment geochemical survey. Several anomalies were discovered that led to a grid-based soil geochemical survey. A large nickel soil geochemical anomaly (> 140 ppm) identified the present Old Nick deposit along the southern slopes of the Rock Creek valley. Nickel soil anomalies continue 500 meters laterally beyond the limits of the deposit defined in this report. Many of the nickel soil anomalies from this survey have yet to be tested by trenching or by drilling.

Gold City successfully obtained one heavy mineral sample (OLN HM-01), with the -100 mesh fraction and three magnetic, nonmagnetic and paramagnetic subfractions in search for platinum group elements (PGE).

Gold was mildly elevated in the nonmagnetic fraction with 252 ppb Au. Zn (324 ppm), Fe (27.63%), V (864 ppm) and Cr (490 ppm) were also elevated in the magnetic fraction.

Three traditional stream sediment samples were also taken by Gold City (OLN S-01 to 03). No elevations were encountered with these samples. No PGE anomalies were identified by the limited heavy or traditional stream sediment sampling.

Old Nick Property – Technical Report

____________________________________________________________________________________________________

Geophysics

Newmont Mining Corporation of Canada Ltd. completed an airborne magnetic survey in the mid 1960’s. A ground magnetic survey and an IP survey were run over the Old Nick deposit. The IP identified the trace of the Old Nick deposit. The Old Nick deposit anomaly appears wider and stronger to the west of the main showing. The physical work on the property, so far, has not confirmed that the deposit thickens to the west, but appears to narrow.

Applied Mine Technologies Ltd. established a 600 by 1500-meter grid in 1988. They completed a total field magnetometer survey over the grid and confirmed the deposit anomaly.

Trenching

Newmont Mining Corporation of Canada Ltd. completed 15 trenches roughly perpendicular to the strike of the mineralized zones. Two-meter chip samples were taken on average along each trench. This trenching was an effective step in defining the deposit.

In 2001, Gold City completed 2 trenches over a nickel soil anomaly that is 500 meters to the east of the Old Nick deposit in an attempt to expand the deposit to the east. The two trenches totalled 187 meters of exposed locally oxidized ultramafic and quartzite bedrock. The trenches were generally 6 meters deep. Both trenches were mapped, and 32 2.5-meter long channel samples were taken from their floors. Elevated concentrations of nickel and cobalt were encountered. However, it was felt that metal leaching could have occurred due to the heavily oxidized state of the uncovered lithology.

Drilling

Utica Mines drilled 4 short diamond drill holes in 1966. Nickel Ridge Mining Ltd. completed 4 short diamond and 26 percussion drill holes on the property in 1967 (Livgard, 1996). It was noted, “Correlation between assay results from diamond drilling and percussion drilling is good with no vast discrepancies apparent” (Coope et. Al., 1968). Unfortunately, the core and cuttings have been lost over time. Complete drill logs for these older holes are not available. Collar locations and other drill data for these holes have been approximated using available literature.

Applied Mine Technologies Ltd. completed 6 diamond drill holes within the Old Nick deposit in 1996. The total length of the program was 741.9 meters. The program confirmed one of two mineralized zones. The first, or upper zone, was delineated to be approximately 100 meters wide and 700 meters long with an average grade of approximately 0.18 % nickel and approximately 0.01 % cobalt. This core is stored in Gold City’s warehouse in Richmond, BC.

Data Verification

Although the Nickel Ridge and Utica Mines core is lost and the drill logs are unavailable, the author believes that the summary information available regarding the logging and the assaying of this core is valid. It is assumed that both companies and their personnel were highly qualified and produced professional results.

Applied Mine Technologies’ program was undertaken by Mr. E. Livgard (geology) and Mr. F. Wright (metallurgy). These qualified professionals included check and blind assays as part of their QA/QC analysis (comm. F. Wright). The analytical work was undertaken by Acme Analytical Laboratories Ltd. of Vancouver, an independent accredited laboratory.

Gold City has verified some of the data on the property. The Company stored the Applied Mine Technologies’s core in Richmond, BC and selectively re-logged the core at this facility. Gold City has also re-sampled some of the Newmont trenches.

Old Nick Property – Technical Report

____________________________________________________________________________________________________

Historic mineral resources

Newmont Mining Corporation of Canada Ltd., in 1968, completed a preliminary mineral resource of the deposit. The deposit was calculated to have a volume of 11,520,000 m3 and a grade of between 0.15 and 0.25 % Ni.

In 1983, Canadian Mineral Deposit Bulletin listed the Old Nick as having a grade of 0.22 % Ni and 0.015 % Co. This estimate appears to be speculative in nature.

Applied Mine Technologies Ltd., in 1996, under the direction of E. Livgard estimated a potential resource of 0.18 % Ni at 300,000 tonnes per vertical meter.

The above estimates use the 1996 terminology of the CIM Standard on Mineral Resources and Reserves Definitions and Guidelines. There are no economics associated with these estimates and there is no detailed breakdown of the categories. None of the above mineral resource estimates conform to the new CIM Mineral Resource Definitions and National Instrument 43-101 and Companion Policy 43-101CP, in the author’s opinion.

In 2000, Gold City Industries Ltd. under the direction of Mr. P. Cowley, an independent geological consultant at the time, prepared a new estimate based on the new 1996 guidelines. This sectional and weighted polygonal calculation estimated that the Old Nick deposit had an indicated resource of 20.4 million tonnes at 0.19 % Ni at a specific gravity of 2.7 (Cowley, 2000). This estimate conforms to the new CIM Mineral Resource Definitions and National Instrument 43-101 and Companion Policy 43-101CP.

Geological Setting

Regional Geology

The Osoyoos - Grand Forks area contains several old mining camps which have been mapped and studied geologically since major deposits of copper and gold were first mined and smelted in the area about the turn of the century.

The area contains lithologies ranging in age from mid to late Paleozoic to Tertiary (310 to 6 MY). Peatfield, in his thesis of the Boundary area of southern British Columbia and northern Washington, skillfully summarizes the geology and metallogeny as follows:

The long and complex geologic history apparently began with the deposition of a thick sequence of pelitic and arenitic sediments (the Grand Forks, Tenas Mary Creek and Kobau strata, among others), possibly derived from the craton in pre-Pennsylvanian time. In Pennsylvanian and Permian time, an oceanic - continental plate collision, with attendant subduction, resulted in the formation of an island arc (the Anarchist Group) to the east of oceanic crust (the Cache Creek Group). Some intermediate to acid intrusive rocks were emplaced at this time. The two fundamental lithologies (basalt-chert and intermediate lavas with volcaniclastic sediments) were subsequently intermingled in a major “zone of mixing”, which incidentally contained numerous ultramafic bodies, probably tectonically emplaced.

The next stage of geological evolution involved uplift, with attendant folding and metamorphism, of a central area from which erosion shed clastic debris both east and west, and which was fringed by limestone reefs. These assemblages are represented in the Triassic conglomerate-limestone sequences (e.g. the Brooklyn Formation near Grand Forks, and similar strata at Hedley and elsewhere), and show marked facies changes to limey shales. Some intrusive activity may have taken place at or about this time. This sedimentation was followed by a very poorly documented episode of andesitic volcanism, probably of Jurassic age (Rossland Group correlatives). During Jurassic and Cretaceous time there were several major plutonic events, which saw the emplacement of large complexes of generally intermediate (granodiorite and quartz diorite) intrusive rocks (e.g. the "Nelson" and "Valhalla" suites), and which caused considerable deformation of pre-existing strata, as part of the widespread Columbian Orogeny. The second half of the Mesozoic Era represented a time of non-deposition, with uplift apparently continuing to Early Tertiary time.

Old Nick Property – Technical Report

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Beginning in Middle Eocene time, there was a major episode of vertical faulting and deposition of continental clastic sediments (the Kettle River and O’Brien Creek Formations) in major grabens and half-grabens, followed by rifting and extrusion of widespread intermediate continental lavas (the Marron and Sanpoil Sequences), and followed in turn by a resurgence of vertical faulting and clastic sedimentation (the White Lake and Klondike Mountain strata). Chemical trends within the lavas are complex, with both alkalic and calc-alkalic varieties represented. In Miocene time, stream-channel gravels were capped by valley-fill basalt flows. The Tertiary depositional activity was accompanied by intrusion of numerous plutonic bodies, both alkalic (Coryell) and calc-alkalic (Scatter Creek, etc.), and by the diapiric rise of and metamorphism within some gneiss complexes.

The patterns of metallogeny are but imperfectly understood, and seem to involve a general increase in complexity of metallization from very simple (traces of uranium) in pre-Pennsylvanian strata to complex poly-metallic in the island-arc facies of the Permo-Pennsylvanian Sequence. Anomalous metal concentrations are much less common in the oceanic rocks, but a few do occur. Deposits in the Triassic strata are simpler, comprising “skarn” bodies of dominantly copper and precious metal mineralization. Deposits associated with Mesozoic plutons are complex poly-metallic veins and some stockwork zones, apparently reflecting at least, in part, the metal contents of intruded strata. Deposits in Eocene rocks are, generally speaking, sulphur-poor precious metal veins, and in Miocene stream-channel gravels there are some concentrations of secondary uranium minerals. There is at least some evidence of “re-cycling” and of "re-mobilization” of selected metals in this general region, with the most striking example being in the various deposits of uranium. Occurrences of nickel and chromium minerals are restricted to ultramafic and associated sedimentary rocks within the “zone of mixing”. Molybdenum is uncommon, and tungsten is apparently rare.

(Peatfield, 1978)

Peatfield was the last government/university geologist to have studied the structural complexity of the regional geology around the Old Nick deposit. Government geologists have avoided the whole of the Boundary area since 1990, partly due to its difficult geology (Greenwood Geology – Fyles, 1990).

The best systematic regional exploration of the area occurred in the Republic Area of Washington State undertaken by Echo Bay Mines Ltd. / Kinross Gold Corporation geologists and consultants. Their Kettle River Operations, 36 kilometers to the southeast of the Old Nick property, have successfully delineated and produced 42.6 million grams of gold (1.37 million oz.). Their latest discovery, the Emanuel Creek deposit, is actively being developed and could be in production in 2004 (http://www.kinross.com/op/min/ket.htm).

The Buckhorn Mountain (Crown Jewel) gold deposit in Washington State is only 11 kilometers southeast of the Old Nick property. This 43.5 million gram (1.4 million oz) gold deposit has experienced difficulty in permitting due to opposition by local environmental groups and state bureaucrats. The recent acquisition of this deposit by Kinross and their plans to develop the deposit by underground methods instead of by open pit, and to process the ore at Kinross’s Kettle River Operations should make production permitting more attainable(http://www.kinross.com/news/031120.htm).

Gold City Industries Ltd. and Jantri Resources Inc. are two of the most active exploration companies in the Boundary area, north of the border. Between them, they have several known deposits and one of the largest land packages in the area. A wide variety of mineral commodities have been identified by these companies.

One example is the Cariboo-Amelia (Minfile 082ESW020) deposit, 9 kilometers to the northwest of the Old Nick. This mesothermal gold-bearing quartz vein-type deposit is one of many that occur on the Caramelia property. The Caramelia property is one of the largest land packages within the historic McKinney mining camp.

Another example is Gold City’s Ket 28 (Minfile 082ESW210) gold prospect. It is approximately 1 kilometer south of the Old Nick property. Gold City controls this prospect, within a joint venture. This showing is similar to the veins on the Caramelia property. Diamond drill core has returned up to 3.35 meters of a weighted average 52.22 grams per tonne gold (George Cross News Letter No. 115, June 16, 1994).

Old Nick Property – Technical Report

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Gold City Industries Ltd.’s and Jantri Resources Inc.’s knowledge of the geology of the Boundary area gives them a distinct advantage in developing mines similar to that being developed and explored for by Kinross Gold, south of the border.

Local Geology

The geology within these claims consists of a series of metasediments and metavolcanics of the Anarchist Group (Permian-Triassic) that have been intruded by Nelson and Okanagan plutonic rocks (Cretaceous-Jurassic) and by ultramafic dykes and sills.

The Anarchist Group metasediments are composed primarily of medium grained biotite schist with quartzite (< 60%) and greywacke layers. These sediments have been severely metamorphosed and structurally folded and faulted by the various granitic intrusions. The plutonic rocks are primarily hornblende and/or biotite granodiorite and quartz diorite and minor granite composition.

Regional foliation is predominately northwest and west trending (Meyers et. al., 1989).

The Old Nick deposit (MINFILE No. 082ESW055) is a disseminated (low-grade) quartzite-hosted strataform nickel-cobalt deposit.  Six east-northeast trending map units within the Anarchist Group have been identified and are listed below:

1.

A fine to medium-grained biotite schist with up to 15 % quartzite layers. The mineral assemblage of the biotite schist includes biotite, quartz, and plagioclase with minor hornblende, tourmaline and sphene. Quartzite layers are either 2 to 30 centimeters or 3 to 4 meters thick.

2.

A metasediment with minor layers of epidote and zoisite. This unit contains most of the nickel mineralization and is predominantly a clean silicified quartzite. The whole unit is estimated to be 122 meters thick. It is composed of predominantly massive tremolite with remnant pyroxene and includes minor amounts of sericite, chlorite and mariposite or fuchsite (chrome mica) and 1 to 2 % disseminated pyrite, which occurs in zones of up to 20 % locally. The quartzite is known to be acid generating.

3.

A quartzite schist unit similar to the first unit, however, here the quartzite forms 60 % of the rock.

4.

A massive greenstone that is probably a metavolcanic rock.

5.

A banded quartzite that contains thin layers of biotite and chlorite.

6.

At least two associated, altered ultramafic units. They are both composed of antigorite with accessory talc, identified as dunite. The dunite is known to be acid consuming. Olivine content is 15 - 40%, frequently altered to serpentine. The rock is massive and contains some disseminated pyrite, pyrrhotite and pentlandite. The serpentinite has been subdivided into sills or dykes based on crosscutting relationships. The dykes follow northwest trending interconnected fracture/fault zones that cross stratigraphy and the property. The serpentinite occurs as zones 0.1 to 10.0 meters thick and is at least 700 meters long. These serpentinites may actually be thin fault slices of ultramafic material, as indicated by their structural control.

Nickel mineralization is associated with pyrrhotite and pentlandite, found as widely spread disseminations within the serpentinite units [6] and the major quartzite metasediment unit [2]. Microscopic grains of pentlandite have been identified as intergrowths with pyrrhotite and pyrite.

Assay results from the quartzite metasediment unit [2] range from 0.15 to 1.068 % nickel. Assay results show a range of 0.01 to 0.31 % nickel content in the serpentinite. The nickel mineralization is fairly uniform throughout the deposit area. Limited cobalt analysis indicates an average grade of 0.01 to 0.026 % Co in the mineralized zones. Surface oxidation and mild depletion effects are present as shown by drilling under trenches which frequently returned slightly higher results and more continuous sections pf nickeliferrous quartzite. Chip samples have also returned assays up to 3.08 grams per tonne gold in small quartz veins on the Great Northern railroad bed.  Gold has only been found in trace amounts within the nickel-rich quartzites. PGE's were assayed in 1994 across the Old Nick Deposit and have returned with low values (J.A.Chapman, personal comm.).

Old Nick Property – Technical Report

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At present, there are two mineralized zones that have been partially delineated by trenching and drilling. The Old Nick deposit consists of two northeasterly trending stratiform nickel zones. The Upper Zone averages 100 meters wide while the Lower Zone is approximately 10 to 20 meters wide. Laterally the zones extend for at least 500 meters along strike. The deposit lies within Paleozoic-aged Anarchist Group pentlandite-pyrrhotite-fuchsite-bearing quartzites that dip 60° southeastward.

These two zones were interpreted by Newmont geologists as two limbs of an anticlinal fold. Cowley interpreted the two zones lying in an intercalated continuous sequence of quartzites and greenstones (Cowley, 2000). This second interpretation has implications for the potential of finding more nickel-cobalt mineralization in prospective quartzite between the zones, along strike of the zones and down dip of the zones.

There appears to be a common source for the nickel and cobalt mineralization. It is thought that hydrothermal solutions from buried intrusives in the area have penetrated and scavenged metals from the ultamafic bodies. These mineralized fluids have dispersed the metals throughout the ultramafic and porous clean quartzites in the area (Cowley, 2000). Therefore, anywhere there are mineralized ultramafics in the vicinity of clean quartzites, there is excellent potential for mineralized zones similar to the Old Nick deposit. Expansion of the present mineral resources will increase as similar geological conditions are discovered throughout the property.

Gold City re-logged the Applied Technology diamond drill core stored in Richmond, BC.  Mr. P. Cowley commented:

Several units were observed, all of which consistently carried low grades in nickel from 0.04-0.06% Ni. These units were graphitic quartzite, calcitic altered mottled and saussoritized (quartz-epidote) basic rock and altered basalt. Sulfide content in these units ranged from trace to 3% as fracture-fill and disseminated pyrite. The thin basalt unit had 10% leucoxene and biotite.

A considerable amount of very fine-grained dark to medium grey sericitic quartzite was observed and generally carried moderate grades from 0.1 to 0.18% Ni. Sericite was present as 20-30% brown aligned wisps. Disseminated pyrite and pyrrhotite was present from trace to 3%. There was an observation that generally grade tended to increase with higher sulfide content. Trace to 1% sulfide content commonly returned grades of 0.1 to 0.13% Ni. With 1-3% sulfides present, grades were 0.13-0.18% Ni. Occasionally this rock was banded defined by laminations and bands with higher sericite content. It was thought that the finer grained and darker nature of this rock signified a silty component resulting in a lower porosity, thus only moderate nickel grades.

The highest grade rock was invariably medium to light grey and green fuchsitic-quartzite with 1-10% +/- 25% disseminated pyrite. Commonly grades maintained 0.18-0.25% Ni (+/- 0.31%Ni) in this rock. Rarely, green quartzite dipped to 0.14% Ni. Fuchsite is present as 10-30% aligned lacey wisps intergrown with 10% aligned lacey wispy sericite. The sericite is separate and mixed with fuchsite wisps. This host was typically veined with 10-15% white and medium grey barren planar and irregular discontinuous quartz veins 1mm to 1cm wide locally brecciating the host. Locally, 5-10% black chlorite is present. Rarely, sulfides can form thin bands up to 60% sulfides.

Mottled coarse-grained peridotite was observed with 50-70% black pyroxene and 50-30% light green olivine intergrowths. Sulfide content ranged from 1-3% fine grained pyrrhotite disseminations, slightly more preferential within the pyroxene than within the olivine. Talc is present as slips. Grades of this rock are also high grade from 0.23-0.29%Ni (Cowley, 2002).

Mineral Processing and Metallurgical Testing

Metallurgical work on the deposit was undertaken in the 1960’s by Newmont. The Company used conventional grinding and sulphides flotation techniques. The results of flotation were variable, ranging between 44% to 79% nickel rougher recovery (Wright, 2000). Flotation was deemed to be uneconomic with the cleaner concentrate grades being less than 3% nickel. Roasting and leaching the concentrate resulted in an overall nickel recovery of 56%, which made the deposit uneconomic using this methodology.

Old Nick Property – Technical Report

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Recent technological advances, both in sulphide leaching and electrowinning of nickel and cobalt from acidic solutions, has resulted in formulating a new approach to process Old Nick mineralization. This new approach is anticipated to reduce both operating and capital costs of the project compared to standard mineral processing and refining technology (Wright, 1996).

Metallurgical testing of surface samples in 1995 and 1996 indicated recoveries in the 75% to 90% range for both nickel and cobalt, using a 25 hour agitated leach under weak acid conditions at atmospheric pressure (Gold City Mining Corporation news release January 8, 1997). Bench scale column leaching on crushed samples (minus 0.6 centimetre) indicated recoveries of up to 60% for nickel and cobalt over a 230-day period. Column testing was conducted on a larger scale (25.4 centimeter column diameter) using fresh subsurface samples from the 1996 diamond drill program. Early results indicated that nickel and cobalt were leaching at rates similar to those experienced with the surface samples. Solvent extraction tests on the nickel/cobalt solutions from column leaching were continued for 260 days.

In-tank testing of the acidic ferric sulphate leach yielded 80 to 90 % nickel in solution after 10 to 14 hours of retention time. Bioleach tank tests resulted in nickel leach recoveries of 80 to 85%. Heap leach simulations were initiated in laboratory columns. The column leach kinetics continued for several months with recoveries as of December 1996 between 40 and 65 % nickel and ultimately calculated at 72% (Wright, 2000).

Solvent extraction and electowinning of nickel and cobalt are now standard technology but must be tested and adapted to the Old Nick mineralization. The metallurgical circuit proposed by Applied Mine Technologies Inc. is illustrated below:

The AMT 1996 and 2000 reports concluded that preliminary assessment indicated acidic leaching of sulphide nickel and cobalt, followed by SX/EW offered a promising metallurgical approach which could be applied to the Old Nick deposit.

Old Nick Property – Technical Report

METALLURGY:
The Heap Leach, SX-EW Process (closed-circuit)
Raffinate
Acidified Leach Spray
Ore Heap
Leach Pad
Stacking Conveyor System
Ore Crusher
Barren Organic Extractant
Collection Ditch
PLS Pond
Extraction Mixer
Settler-Extract Stage
Spent Electrolyte
Final Product: High Grade Nickel Cathode
Nickel Electrowinning
Settler-Nickel Strip Stage
Extraction Mixer
To Cobalt Recovery
Settler-Cobalt Strip Stage
Extraction Mixer

- 22 -

Old Nick Property – Technical Report

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Digital Model

Digital Data Compilation

Drill Hole Data

There were 35 drill holes (9 diamond and 26 percussion holes) documented to have been completed between 1966 and 1996. A number of holes in the sequence were abandoned or possibly never logged. The following table lists the drill collar information.

Old Nick Drill Collar Data

Hole Id	UTM, NAD 83		Elevation	Azimuth	Dip	Length
	Northing	Easting	(m)	(°)	(°)	(m)
66UT-01	5434548	346228	912	000	-90	20
66UT-02	5434546	346189	918	000	-90	20
66UT-03	5434484	346296	922	000	-45	20
66UT-04	5434381	346465	922	000	-90	20
67CRN-1	5434478	346086	946	000	-90	180.9
67CRN-2	5434450	346168	946	000	-90	100
67CRN-3	5434374	346329	947	000	-90	142
67CRN-4	5434369	345887	1001	000	-90	150
67CRN-5	5434647	346202	884	000	-90	150
68P-01	5434498	346324	918	000	-90	45.72
68P-02	5434538	346325	902	000	-90	42.67
68P-03	5434564	346325	892	000	-90	42.67
68P-04	5434625	345959	893	000	-90	20
68P-05	5434615	345993	898	000	-90	31.39
68P-06	5434579	346183	903	000	-90	44.20
68P-07	5434548	346183	918	000	-90	12.19
68P-08	5434520	346183	927	000	-90	18.29
68P-09	5434518	346193	926	000	-90	18.29
68P-10	5434536	346091	923	000	-90	30.38
68P-11	5434572	346092	908	000	-90	39.05
68P-12	5434605	345964	901	000	-90	38.10
68P-13	5434558	345566	888	000	-90	20
68P-14	5434558	345824	918	000	-90	20
68P-15	5434586	345824	903	000	-90	20
68P-16	5434625	346200	890	180	0	41.76
68P-18	5434460	346325	925	000	-90	20
68P-21	5434428	346895	904	000	-90	21.30
68P-22	5434403	346926	902	000	-90	29.00
68P-23	5434413	346969	893	000	-90	39.60
96MID-1	5434476	346080	946	340	-60	153.7
96MID-2	5434476	346080	946	160	-60	110.9
96MID-3	5434429	346222	946	340	-60	208.5
96MID-4	5434421	346363	930	005	-60	205.4
96MID-5	5434428	346463	913	050	-75	37.8
96MID-6	5434428	346463	913	050	-60	25.6

The Newmont trench data and assays were treated in the database as drill holes parallel to and at surface, for the resource calculations. The trench data added to the relatively small number of drill holes in the database. Some of the drill holes had missing data (i.e. total depth, assays, intervals, etc.) that could be compensated for by the trench data.

This data was entered into Surpac International Inc.’s Vision mining software package. This software is a three dimensional graphical database used in the exploration and mining industry. The data was input in a “csv-format”. The files included:

Old Nick Property – Technical Report

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1.

Collar – UTM collar location, elevation, total depth and path-type of hole

2.

Survey - down-the-hole survey data

3.

Assay - all sample intervals and corresponding assay results

4.

Geology - all major lithologic units.

Digital TRIM data (topography) was acquired from the Online System of the British Columbia government. The data was converted and cleaned up from Microstation ‘dgn’ format into AutoCAD ‘dwg’ format. The data was transferred to Surpac via a ‘dxf’ format. A digital terrain model (DTM) was generated.

Due to the fact that the topography is in UTM NAD 83 coordinates, it was necessary to convert all other data (drill holes, etc.) from the mine grid coordinates to UTM NAD 83.

Sections at 50-meter intervals (25 meters on either side of the section line) were digitally constructed through the drill holes and topography from west to east. Assays and geology from the drillholes in each section were digitized into polygons.

Faults that appear to offset the deposit were also incorporated into Surpac. Subsection polygons were digitized. A wireframe was constructed from the resulting digitized polygons. Seven wireframe objects were created, verified and converted to solid objects (see figure 3). This geological-assay model (zone1.dtm) was used to constrain the mineral resource estimate in the block model.

This model will be used to calculate a 43-101 mineral resource after the recommended Phase One drilling is completed in 2004.

Old Nick Property – Technical Report

GOLD CITY INDUSRIES LTD.
Old Nick Property
Greenwood Mining Division
British Columbia
Geological (Assay) Model
Date : December, 2003
Geospectrum Engineering
N
1100 m
1000 m
900 m
800 m
700 m
Drill Holes
Trenches
Lower Zone
Upper Zone
347000 mE
346800 mE
346600 mE
346400 mE
346200 mE
346000 mE
345800 mE
345600 mE
5434800 mN
5434600 mN
5434400 mN
Zone1.dtm

Figure 3

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Old Nick Property – Technical Report

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 Exploration Recommendations

It is recommended that Gold City initiate a success-contingent phase-type exploration and metallurgical program of the Old Nick. The Phase One objectives would be to:

•

increase the mineral resources of the deposit.

•

completed the metallurgical work that was recommended in the 2000 Wright Report.

These objectives will provide the data necessary to complete the Phase Two program.

Phase Two would be split in two parallel programs (i.e. infill drilling and large scale demonstration metallurgical testing) and culminate in a feasibility study. Infill drilling would increase confidence of the mineral resource of the deposit (i.e. inferred to indicated and measured). A bulk sample would be taken so that a large demonstration metallurgical test could be completed.

Phase One

The Phase One program will include prospecting the Old Nick property in detail. Several geochemical and geophysical anomalies have been identified in previous reports but were never followed up. It is recommended that these anomalies be examined.

Part of the program would include a bark biogeochemical survey and subsequent trenching program of any anomalies or new discoveries. This bark biogeochemical survey would be similar to the Gold City / Jantri Resources 2002-2003 biogeochemical survey on the Caramelia property, 10 kilometers to the northwest. Bark scale would be removed on a 100 x 50 meter off-set grid pattern. Approximately 25 line-kilometers would cover the deposit extensions. This survey is not seasonal so it can be carried out immediately, during the winter months.

The 2002 - 2003 biogeochemical survey on the Caramelia property was carried out under the supervision of a technical expert in the field of biogeochemistry (Dr. Colin E. Dunn, PhD). Dr. Dunn should also be in-charge of this program. He should be retained for  analysis and interpretation of all samples.

The prospecting, bark biogeochemical survey and trenching is anticipated to cost approximately $Cdn 50,000.

Diamond drilling will further define the boundary of the present deposit and fill in gaps in the database. It is also recommended that one or two of the old drill holes be twinned for confirmation of the historical data. This drilling should increase the mineral resources of the deposit and will be based on National Instrument 43-101 guidelines.

Ten to twenty strategically placed diamond drill holes of approximately 100 to 200 meters in length each should be able to increase the mineral resources of the deposit.

The drill program is anticipated to cost approximately $Cdn 200,000.

Metallurgical laboratory-type testing of the AMT drill core recommended in the 2000 Wright Report can be done independently from the prospecting and drilling programs. Material for this testwork would be obtained from the proposed drill program and supplemented from stored AMT core, if representative material is available. Part of this work would include initial rock characterization, acid generation and consuming testwork.

The laboratory testwork is anticipated to cost approximately $Cdn 100,000.

At this point a Preliminary Assessment Study should be undertaken to combine all geological and metallurgical data. A mineral resource calculation and an environmental baseline assessment should be completed as part of this Study.

The cost of this study would be approximately $Cdn 150,000.

Old Nick Property – Technical Report

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Phase Two

The Phase Two of the program is in three stages.

Part A of the program would involve extensional and definition drilling of the deposit. The objective of this drilling would be to raise the majority of the mineral resource into the measured and indicated mineral resource categories.

The anticipated cost of the drilling would be approximately $Cdn 1,000,000.

Part B of the program would be to extract up to 10,000 tonnes of the deposit to conduct a large demonstration metallurgical test on the property. All aspects of ore characterization and system processing would be studied in this portion of the program.

The cost of the demonstration metallurgical work would be approximately $Cdn 1,500,000.

Contingent on the success of all the above work, a Feasibility Study should be undertaken. An independent consulting company should be hired to complete this study. It is anticipated that the mineral resource can, at this point, be converted to a mineral reserve based on the extensive metallurgical studies as well as detailed mine engineering and environmental assessment data.

The cost of the Feasibility Study would be approximately $Cdn 500,000.

Exploration Summary

Old Nick Summary Exploration Costs

Phase		Description	Cost
One		Prospecting, Biogeochem, Trenching	50,000
		Extensional Diamond Drilling	200,000
		Laboratory Metallurgical Testing	100,000
		Preliminary Assessment Study	150,000
		Phase One Total	500,000
Two	A	In-fill Drilling	1,000,000
	B	Large-scale demonstration Met. Testing	1,500,000
	C	Feasibility Study	500,000
		Phase Two Total	3,000,000
		Total	3,500,000

Old Nick Property – Technical Report

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Bibliography

Chapman, J.A., - 1998.  Old Nick Project, Potential for Further Discovery, Consolidated Gold City Mining Corporation, Distribution Memorandum, January 30.

Chapman, J.A., - 1996a.  A Valuation of the Mineral Properties of Gold City Mining Corporation, October.

Chapman, J.A., - 1996b.  Geological/Mineral Deposit Field Trip, Greenwood Mining Division, British Columbia, Rock Creek Gold Trend Joint Venture, Caramelia Project, Gold City Mining Corporation, May 7.

Church, B.N., - 1995.  Mineral Potential of the Okanagan - Similkameen - Boundary Area (82E, 82L/SE, SW, 92 H/SE, NE, In Geological Fieldwork 1994, British Columbia Geological Survey Branch, Paper 1995-1.

Coope, J.A., Dolan, W.M. and Costin, C.P., - 1968.  Geological, Geochemical and Geophysical Reports on Exploration of the Nickel Ridge Property (Old Nick Option), Bridesville, B.C., for Nickel Ridge Mines Ltd. (N.P.L.), British Columbia Assessment Report 1243, May 7.

Cowley, P.S., - 2002.  Geological and Geochemical Report on the Caramelia and Old Nick Properties, for Gold City Industries Ltd., February 11, Assessment Report 26,782.

Cowley, P.S., - 2000.  Report on the Old Nick Property Supporting a Resource Estimate for Gold City Industries Ltd., January 21.

Cowley, P.S., - 1999.  Potential on the Old Nick Claims of Gold City, Gold City Industries report, November 15.

Enns, S. G., - 1971.  The Old Nick Prospect, A Nickel Deposit in Southern British Columbia; Master of Science Thesis, University of Manitoba, February.

Kikauka, A., - 1998.  Geological and Geophysical Report on the Old Nick Claim Group, Rock Creek, Bridesville, B.C., for AM Technologies Ltd., July 17.

Lefebure, D.V., - 2000.  Potential for Palladium and Platinum Deposits in British Columbia, British Columbia Geological Survey Branch, GeoFile 2000-5

Makepeace, D.K.,  -  2001.  Geological Report, Boundary Project, Osoyoos and Greenwood Mining Divisions, British Columbia, Canada, for Gold City Industries Ltd., April.

Mitchell, J.A., - 1964.  Report on Jolly Creek Nickel, Camp McKinney, B.C., Canex Aerial Exploration Ltd., Placer Dome Canada Limited files.

MINFILE, - 2001.  B.C. Mineral Property Database, Geological Survey Branch - Mineral Resources Division, Ministry of Energy, Mines and Petroleum Resources.

Peatfield, G.R., - 1978.  Geological History and Metallogeny of the 'Boundary District', Southern British Columbia and Northern Washington, PhD Thesis, Queen's University, June.

Wright, F.R., - 1997.  Economic Potential and Process Development Concept on the Old Nick - Nickel/Cobalt Property, Rock Creek, British Columbia, for Applied Mine Technologies Inc.

Wright, F.R., - 2000.  Review of Metallurgical Data For Development of a Process Concept on the Old Nick Project, for Gold City Industries Ltd.

Old Nick Property – Technical Report

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Certification of Author

David K. Makepeace, M.Eng.,P.Eng.

Geospectrum Engineering

2588 Birch Street, Abbotsford, British Columbia, V2S 4H8

Phone: 604-853-9226, Fax: 604-853-9226, E-mail: dmakepeace@telus.net

CERTIFICATE of Author

I, David Makepeace, M.Eng., P.Eng., do hereby certify that:

1.

I am principal of:

Geospectrum Engineering

2588 Birch Street

Abbotsford, British Columbia, Canada

V2S 4H8.

2.

I graduated with a Bachelor of Applied Science degree in Geological Engineering from Queen’s University at Kingston, Ontario in 1976. In addition, I have obtained a Master of Engineering degree in Environmental Engineering from the University of Alberta in 1994.

3.

I am a member of the:

•

Association of Professional Engineers and Geoscientists of British Columbia

•

Association of Professional Engineers, Geologists and Geophysicists of Alberta.

4.

I have worked as a geological engineer for a total of 25 years since my graduation from university.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101) and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation for all sections of this technical report titled “Old Nick Property, Technical Report” and dated February 5, 2004 (the “Technical Report”).

7.

I visited the Old Nick property between March 13, 2001 and November 11, 2003.

8.

I have had prior involvement with the property which is the subject of this Technical Report. The nature of my prior involvement is:

•

Author of Summary Review Geological Report of the Boundary Project for Gold City Industries Ltd. in 2001

9.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.

I am independent of the issuer applying all the tests in section 1.5 of NI 43-101.

11.

I have read NI 43-101 and Form 43-101FI, and the Technical Report has been prepared in compliance with that instrument and form.

Old Nick Property – Technical Report

12. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated at 5 Day of February, 2004.

David K. Makepeace, M.Eng., P.Eng.

Professional Engineering Stamp

- 33 -

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-04

February 4, 2004	TSX Venture : GC

Greenwood Gold Project Update

Positive results from Gold City’s 2003 Exploration Program on the Golden Crown Property, near Greenwood, BC have reinforced the property’s potential, quality and strategic importance to the Company. The Company is planning an aggressive 2004 exploration program on the property, including trenching and drilling.

In 2003 Gold City explored the two ends of the 4 kilometre long Golden Crown gold/copper system by surface drilling and trenching (figure attached). A 47-hole surface diamond drill hole program totaling 2138.7 metres was completed on the eastern end and a 12 surface trench program on the western end of the trend. The positive results from both segments of the vein/shear system show the strength of the high grade gold system. These results coupled with untested geochemical and geophysical anomalies within the 2.5 kilometre gap between the segments establish additional potential for the discovery of gold mineralization within the trend.

Furthermore, the Greenwood gold district is BC’s sixth largest gold producing area with 1.2 million ounces, the majority of it within 2-3 kilometres from the Golden Crown vein system. The Golden Crown system also has strikingly similar to Rossland, BC’s second largest gold camp 45 kilometres away, which produced over 2.7 million ounces of gold.

2003 Drilling

The drilling program on the eastern end of the vein system was two pronged. Twenty-one holes focused on the near surface mineralization of the King Vein in the heart of the system which demonstrated additional vein continuity. A further 26 holes tested the near surface portions of surrounding veins - Samaritan, Tiara, Golden Crown, Portal, and Calumet Veins. All veins are part of a robust, steeply dipping, closely spaced massive sulfide vein system composed of native gold-pyrrhotite-pyrite-quartz-chalcopyrite. Highlights of the drill program are listed below and reported more thoroughly in (NR 03-32 and 03-38).

Hole #	Vein	Azim	Dip	From (m)	To (m)	Length (m)	Gold (grams/ tonne)	Length (ft)	Gold (oz/t)	Cu %
03CDH-01	King	061	-45	18.30	20.16	1.86	326.82	6.10	9.532	0.39
03CDH-03	King	022	-46	26.45	27.70	1.25	72.14	4.10	2.104	1.31
03CDH-06	King	022	-46	47.29	50.80	3.51	8.66	11.52	0.253	0.12
03CDH-15	King	022	-45	62.85	64.80	1.95	11.28	6.40	0.329	0.71
03CDH-16	King	022	-56	78.93	81.00	2.07	10.43	6.79	0.304	0.20
03CDH-17	Samaritan	202	-45	44.00	44.94	0.94	21.73	3.08	0.634	0.41
03CDH-26	Tiara	244	-45	10.00	11.00	1.00	20.20	3.28	0.589	0.02
03CDH-28	Tiara	220	-45	12.50	13.50	1.00	81.20	3.28	2.367	0.24

In the heart of the eastern portion of the Golden Crown vein system many vein intercepts remain open and untested along strike and at greater depths.

2003 Trenching

On the western end of the system the Company reported chip samples from trenching a 300 metre portion of a 1000 metre long gold soil anomaly. Highlights of the trenching are listed below and more completely in NR 03-39.

Trench #	Shear	Sample length Metres	Gold (grams/tonne)	Sample length Feet	Gold Ounces/ton
JDT-02	Main	2.50	9.45	8.20	.276
JDT-03	Main	1.80	27.40	5.91	.799
JDT-06	Main	5.00	12.69	16.40	.370
JDT-05	Hangingwall	5.00	12.28	16.40	.358
JDT-06A	Hangingwall	2.00	8.13	6.56	.237

The trenching exposed two northwest trending shear zones, the Hangingwall and Main Shear. Both zones are composed of semi-massive to massive sulphides within northwest trending, shallow-dipping shear zones hosted in chert and greenstone. The magnitude and orientation of the mineralization within the trenches supports the interpretation that this segment is the northwest extension of the Golden Crown gold system.

The results of the 2003 exploration program reinforce the Company’s commitment to these strategic claims. Gold City plans to carry out extensive drilling and trenching programs in 2004 to expand the known gold zones while also exploring the numerous untested targets in the 4 kilometre long gold zone.

Gold City Industries Ltd.

Signed “Paul Cowley”

Paul Cowley,

VP Exploration & Director

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-03

January 19, 2004	TSX Venture : GC

Lexington Bulk Sample Permit Approved for the Greenwood Gold Project

Paul Cowley, P.Geo., VP Exploration, is pleased to report that the Company has received its permit to mine a 10,000 tonne underground bulk sample from the Grenoble/Main zone at its Lexington property located near Greenwood, British Columbia.

In order to advance the Greenwood Gold Project, the Company has engaged a number of engineering consultants to proceed with preliminary engineering. These additional studies will form the basis for the mill permit application, which the Company will be submitting shortly.

The preliminary mill flowsheet and engineering design for a 200 tonne per day gravity/flotation mill is being carried out by Knelson Gravity Solutions, Langley, BC.  Northwest Machinery Ltd., Chilliwack, BC, is providing costing and equipment procurement services for the process plant.  Klohn Crippen, Vancouver, BC, has been contracted to provide the preliminary engineering design for the tailings facility.  Metallurgical testwork has been initiated on material obtained from the Company’s fall 2003 drill program at the Golden Crown property (NR 03-38).  On-going metallurgical testwork will be conducted by Process Research Associates, Vancouver, BC, under the supervision of Frank R. Wright, P.Eng.

The Company views these steps as significant advancements towards the targeted production for fall 2004.

Gold City Industries Ltd.

Signed “Paul Cowley”

Paul Cowley,

VP Exploration & Director

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FORM 45-102F

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on January 5, 2003 of 1,123,528 units comprised of 1,123,528 common shares and 1,123,528 share purchase warrants of Gold City Industries Ltd. and a finder’s fee of 78,750 units, comprised of 78,750 common shares and 78,750 warrants Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 19th day of January, 2004

Gold City Industries Ltd.

By:

“Fred Sveinson”

         Fred Sveinson, President

FORM 45-102F

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on January 5, 2003 of 1,714,286 units comprised of 1,714,286 common shares and 1,714,286 share purchase warrants of Gold City Industries Ltd. and a finder’s fee of 171,429 units, comprised of 171,429 common shares and 171,429 warrants Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 19th day of January, 2004

Gold City Industries Ltd.

By:

“Fred Sveinson”

         Fred Sveinson, President

FORM 45-102F

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on January 5, 2003 of 728,572 units comprised of 728,572 common shares and 728,572 share purchase warrants of Gold City Industries Ltd. and a finder’s fee of 72,857 units, comprised of 72,857 common shares and 72,857 warrants Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 19th day of January, 2004

Gold City Industries Ltd.

By:

“Fred Sveinson”

         Fred Sveinson, President

FORM 45-102F

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on January 8, 2003 of 200,000 units comprised of 200,000 common shares and 200,000 share purchase warrants of Gold City Industries Ltd. and a finder’s fee of 20,000 units, comprised of 20,000 common shares and 20,000 warrants Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 19th day of January, 2004

Gold City Industries Ltd.

By:

“Fred Sveinson”

         Fred Sveinson, President

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1)

BC FORM 53-901F (Previously Form 27)

1.

Reporting Issuer:

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia

V6C 3B6

1.

Date of Material Change(s):

November 21, 2003, December 4, 2003, December 24, 2003, December 31, 2003, January 14, 2004

2.

Press Releases:

Press release(s) 03-37 dated November 21, 2003, 03-40 dated December 4, 2003, 03-45 and 03-46 dated December 24, 2003, 03-47 and 03-48 dated December 31, 2003 and 04-02 dated January 14, 2004, copies of which are attached hereto, were disseminated through the facilities of Market News and Stockwatch.

3.

Summary of Material Change:

On November 21, 2003 the Company announced that it had arranged a non-brokered private placement of 300,000 Units, priced at $0.35 per Unit, for total gross proceeds of $105,000, with each Unit to be comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share, at an exercise price of $0.45 per share in the first year and $0.55 per share in the second year.  Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Subsequently, on December 24, 2003 the Company announced that it had amended the private placement to decrease the number of Units to 200,000 Units from the original 300,000 Units, for total gross proceeds of $70,000, with all other terms remaining the same.

The non-flow-through private placement of 200,000 units priced at $0.35 was accepted for filing by the TSX Venture Exchange on January 7, 2004.

On January 14, 2004 the Company reported that it had closed the non-brokered, non-flow-through private placement of 200,000 units, priced at $0.35 per unit, for gross proceeds of $70,000, previously announced on November 21, 2003 (NR 03-37) and amended on December 24, 2003 (NR 03-45). Each unit is comprised of one common share and one non-transferable share purchase warrants, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share in the first year until January 8, 2005 or at an exercise price of $0.55 per share in the second year until January 8,

2006.  A finder’s fee of 20,000 units has been paid to Canaccord Capital Corporation, with the finder’s warrants being subject to the same terms and conditions as for the subscription warrants.  Securities issued pursuant to the private placement are subject to a four month hold until May 9, 2004.  Proceeds from the private placement will be used by the Company for general working capital.

On December 4, 2003 the Company announced that it had arranged a non-brokered flow-through private placement of 750,000 units, prices at $0.35 per unit, for total gross proceeds of $262,500. Each unit is comprised on one flow-through common share and one non-flow-through, non-transferable share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share, at an exercise price of $0.45 per share, for one year.  Securities issued pursuant to the private placement are subject to a four month hold.  Proceeds from the private placement will be used by the Company on qualifying flow-through exploration expenditures on Canadian exploration properties.

Subsequently, on December 24, 2003 the Company reported that it had amended the flow-through private placement previously announced on December 4, 2003 to increase the number of units from 750,000 units to 1,123,528 units for total gross proceeds of $393,235.  All other terms and conditions of the private placement remain the same as was previously announced on December 4, 2003.

The flow-through private placement of 1,123,528 units priced at $0.35 was accepted for filing by the TSX Exchange effective December 31, 2003.

On January 14, 2004 the Company reported it had closed the  non-brokered flow-through private placement of 1,123,528 units, priced at $0.35 per unit, for gross proceeds of $393,235, previously announced on December 4, 2003 (NR 03-40) and amended on December 24, 2003 (NR 03-45).  Each unit is comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 prior to January 5, 2005.  A finder’s fee of 78,750 units has been paid to Canaccord Capital Corporation, with the finder’s warrants being subject to the same terms and conditions as for the subscription warrants.  Securities issued pursuant to the private placement are subject to a four month hold until May 6, 2004.  Proceeds from the private placement will be used for qualifying flow-through expenditures on the Company’s Canadian exploration properties.

On December 24, 2003, the Company announced that it had arranged a non-brokered, flow-through private placement of 1,714,286 units, priced at $0.35 per unit, for total gross proceeds of $600,000.  Each unit is comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, for one year.  Securities issued pursuant to the private placement are subject to a four month hold.  A cash commission of 7.5% is payable and agent’s warrants totalling 10% of the units (171,429) will be issuable.  Proceeds of the flow-through private placement will be used by the Company for qualifying flow-through expenditures on its British Columbian exploration properties.

The flow-through private placement of 1,714,286 units, priced at $0.35 per unit, was accepted for filing by the TSX Venture Exchange effective December 30, 2003.

On January 14, 2004 the Company reported that it had closed the non-brokered flow-through private placement of 1,714,286 units, priced at $0.35 per unit, for gross proceeds of $600,000, previously announced on December 24, 2003 (NR 03-46).  Each unit is comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 prior to January 5, 2005.  A cash finder’s fee of $18,000 and 68,572 warrants has been paid to Canaccord Capital Corporation and a cash finder’s fee of $27,000 and 102,857 warrants has been paid to Golden Capital Securities Ltd.  The finder’s warrants are subject to the same terms and conditions as the warrants from the subscription units. Securities issued pursuant to the private placement are subject to a four month hold until May 6, 2004.  Proceeds from the private placement will be used for qualifying flow-through expenditures on the Company’s British Columbia exploration properties.

On December 31, 2003 the Company announced that it had arranged a non-brokered, flow-through private placement of 651,428 units, priced at $0.35 per unit, for total gross proceeds of $227,999.80.  Subsequently on the same day the Company amended the private placement to increase the number of units from 651,428 units to 728,572 units for total gross proceeds of $255,000.  Each unit is comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, for one year.  Securities issued pursuant to the private placement will be subject to a four month hold.  The Company will pay a due diligence/administrative fee of $10,000, a cash finder’s fee of 7.5 % of the gross proceeds and will issue finder’s fee warrants equal to 10% of the total number of units subscribed for (72,857 warrants), with the finder’s fee warrants exercisable for a period of one year, at an exercise price of $0.45 per share.  Proceeds of the flow-through private placement will be used for qualifying exploration expenditures on the Company’s British Columbia properties.

The flow-through private placement of 728,572 units priced at $0.35 per unit was accepted for filing by the TSX Venture Exchange effective December 31, 2003.  The finder’s fee and warrants were accepted for filing by the Exchange effective January 8, 2004.

On January 14, 2004 the Company reported that it had closed the flow-through private placement of 728,572 units, priced at $0.35 per unit, for total gross proceeds of $255,000. Each unit is comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 prior to January 5, 2005.  A cash finder’s fee of $19,125 has been paid to Limited Market Dealer Inc. and 72,857 finder’s warrants have been paid to First Republic Securities Corporation. The finder’s warrants are subject to the same terms and conditions as the warrants from the subscription units. Securities issued pursuant to the private placement are subject to a four month hold until May 6, 2004.  Proceeds from the private placement will be used for qualifying flow-through expenditures on the Company’s British Columbia exploration properties.

4.

Full Description of Material Change:

As described in the attached news releases.

5.

Reliance on Provision:

Not applicable.

6.

Omitted Information:

Not applicable.

7.

Senior Officer:

Frederick J. Sveinson

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia V6C 3B6

Telephone:

(604) 682-7677

Fax:

(604) 642-6577

8.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the city of Vancouver, in the Province of British Columbia, as of the 16th day of January, 2004.

Frederick J. Sveinson “Signed”
Frederick J. Sveinson
President and CEO

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-37

November 21, 2003	TSX Venture: GC

Gold City Announces $105,000 Private Placement

The Company has arranged a non-brokered private placement of 300,000 units priced at $0.35 per unit for gross proceeds of $105,000.  Each unit is comprised of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share at an exercise price of $0.45 per share in the first year and $0.55 per share in the second year.

Securities issued pursuant to the private placement will be subject to a four month hold.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

In an unrelated matter, the Company reports that it has closed a non-brokered private placement of 333,333 units, priced at $0.30 per unit, for total proceeds of $100,000, previously announced on October 29, 2003.  Each unit is comprised of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share prior to November 14, 2004, at an exercise price of $0.40 per share. Securities issued through the private placement are subject to a four month hold until March 14, 2004.  Proceeds from the private placement will be used by the Company to advance its Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-40

December 4, 2003	TSX Venture: GC

Gold City Arranges $262,500 Flow-Through Private Placement

The Company has arranged a non-brokered, flow-through private placement of 750,000 units, priced at $0.35 per unit, for total gross proceeds of $262,500.  Each unit is comprised of one flow-through common share and one non-flow-through, non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share, at an exercise price of $0.45 per share, for one year.

Securities issued pursuant to the private placement will be subject to a four month hold. A commission may be payable on subscriptions to the private placement.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used by the Company on qualifying flow-through exploration expenditures on Canadian exploration projects.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-45

December 24, 2003	TSX Venture: GC

Gold City Amends Private Placements

Fred Sveinson, President, reports that the Company has amended a non-brokered flow-through private placement previously announced on December 4, 2003 (NR 03-40) to increase the number of units from 750,000 units to 1,123,528 for total gross proceeds of $393,235.  All other terms of the private placement remain the same as was previously announced, with each unit priced at $0.35, comprised of one flow-through common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.45 per share for one year from the date of acceptance for filing of the private placement by the TSX Venture Exchange.

The Company has also amended a non-brokered private placement previously announced on November 21, 2003 (NR 03-37) to decrease the number of units from 300,000 to 200,000 units for total gross proceeds of $70,000. All other terms of the private placement remain the same as was previously announced, with each unit priced at $0.35, comprised of one common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.45 per share in the first year and $0.55 per share in second year.

Securities issued through the private placements will be subject to a four month hold.  A commission will be payable on a portion of the proceeds from subscriptions to the private placements.  The private placements are subject to acceptance for filing by the TSX Venture Exchange.  Proceeds from the flow-through private placement will be used by the Company for qualifying flow-through expenditures on its Canadian exploration properties.  Proceeds from the non-flow-through private placement will be used to advance the Company’s Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-46

December 24, 2003	TSX Venture: GC

Gold City Arranges $600,000 Flow-Through Private Placement

Fred Sveinson, President, reports that the Company has arranged a non-brokered flow-through private placement of 1,714,286 Units for total gross proceeds of $600,000.  Each Unit is comprised of one flow-through common share and one non-flow-through, non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share, at an exercise price of $0.45 per share, for one year.

Securities issued pursuant to the private placement will be subject to a four month hold.  A cash commission of 7.5% of the proceeds is payable and agent’s warrants totaling 10% of the Units (171,429 warrants) will be issued.  The agent’s warrants will be exercisable, at $0.45 per share, for one year.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the flow-through private placement will be used by the Company for qualifying flow-through expenditures on the Company’s British Columbia exploration properties.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-47

December 31, 2003	TSX Venture: GC

Gold City Arranges Flow-Through Private Placement of 651,428 Units

Fred Sveinson, President, reports that the Company has arranged a non-brokered flow-through private placement of 651,428 Units, priced at $0.35 per Unit, for total gross proceeds of $227,999.80.  Each Unit is comprised of one flow-through common share and one non-flow-through, non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share, at an exercise price of $0.45 per share, for one year.

Securities issued pursuant to the private placement will be subject to a four month hold.  The Company will pay a due diligence/administrative fee of $10,000, a cash finder’s fee of 7.5 % of the gross proceeds and will issue finder’s fee warrants equal to 10% of the total number of units subscribed for (65,143 warrants), with the finder’s fee warrants exercisable for a period of one year, at an exercise price of $0.45 per share.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the flow-through private placement will be used by the Company for qualifying flow-through expenditures on the Company’s British Columbia exploration properties.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-48

December 31, 2003	TSX Venture: GC

Gold City Amends Flow-Through Private Placement

Fred Sveinson, President, reports that the Company has amended the non-brokered flow-through private placement announced earlier today (NR 03-47) to increase the number of units from 651,428 units to 728,572 units, for total gross proceeds of $255,000.

All other terms of the private placement remain the same as was previously announced, with each unit, priced at $0.35, comprised of one flow-through common share and one non-flow-through, non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share, at an exercise price of $0.45 per share, for one year.

Securities issued pursuant to the private placement will be subject to a four month hold.  The Company will pay a due diligence/administrative fee of $10,000, a cash finder’s fee of 7.5 % of the gross proceeds and will issue finder’s fee warrants equal to 10% of the total number of units subscribed for (72,857 warrants), with the finder’s fee warrants exercisable for a period of one year, at an exercise price of $0.45 per share.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the flow-through private placement will be used by the Company for qualifying flow-through expenditures on the Company’s British Columbia exploration properties.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-02

January 14, 2004	TSX Venture : GC

Gold City Closes Private Placements Totaling $1,318,235

The Company reports that it has closed four separate non-brokered private placements.

The Company has closed a non-brokered flow-through private placement of 1,123,528 units, priced at $0.35 per unit, for gross proceeds of $393,235, previously announced on December 4, 2003 (NR 03-40) and amended on December 24, 2003 (NR 03-45).  Each unit is comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 prior to January 5, 2005.  A finder’s fee of 78,750 units has been paid to Canaccord Capital Corporation, with the finder’s warrants being subject to the same terms and conditions as for the subscription warrants.  Securities issued pursuant to the private placement are subject to a four month hold until May 6, 2004.  Proceeds from the private placement will be used for qualifying flow-through expenditures on the Company’s Canadian exploration properties.

The Company has also closed a non-brokered flow-through private placement of 1,714,286 units, priced at $0.35 per unit, for gross proceeds of $600,000, previously announced on December 24, 2003 (NR 03-46).  Each unit is comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 prior to January 5, 2005.  A cash finder’s fee of $18,000 and 68,572 warrants has been paid to Canaccord Capital Corporation and a cash finder’s fee of $27,000 and 102,857 warrants has been paid to Golden Capital Securities Ltd.  The finder’s warrants are subject to the same terms and conditions as the warrants from the subscription units. Securities issued pursuant to the private placement are subject to a four month hold until May 6, 2004.  Proceeds from the private placement will be used for qualifying flow-through expenditures on the Company’s British Columbia exploration properties.

Further, the Company has closed a flow-through private placement of 728,572 units, priced at $0.35 per unit, for gross proceeds of $255,000, previously announced on December 31, 2003 (NR 03-48).  Each unit is comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 prior to January 5, 2005.  A cash finder’s fee of $19,125 has been paid to Limited Market Dealer Inc. and 72,857 finder’s warrants have been paid to First Republic Securities Corporation. The finder’s warrants are subject to the same terms and conditions as the warrants from the subscription units. Securities issued pursuant to the private placement are subject to a four month hold until May 6, 2004.  Proceeds from the private placement will be used for qualifying flow-through expenditures on the Company’s British Columbia exploration properties.

Lastly, the Company has closed a non-brokered, non-flow-through private placement of 200,000 units, priced at $0.35 per unit, for gross proceeds of $70,000, previously announced on November 21, 2003 (NR 03-37) and amended on December 24, 2003 (NR 03-45). Each unit is comprised of one common share and one non-transferable share purchase warrants, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share in the first year until January 8, 2005 or at an exercise price of $0.55 per share in the second year until January 8, 2006.  A finder’s fee of 20,000 units has been paid to Canaccord Capital Corporation, with the finder’s warrants being subject to the same terms and conditions as for the subscription warrants.  Securities issued pursuant to the private placement are subject to a four month hold until May 9, 2004.  Proceeds from the private placement will be used by the Company for general working capital.

Gold City Industries Ltd.

Signed “Paul Cowley”

Paul Cowley, VP Exploration & Director

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-02

January 14, 2004	TSX Venture : GC

Gold City Closes Private Placements Totaling $1,318,235

The Company reports that it has closed four separate non-brokered private placements.

The Company has closed a non-brokered flow-through private placement of 1,123,528 units, priced at $0.35 per unit, for gross proceeds of $393,235, previously announced on December 4, 2003 (NR 03-40) and amended on December 24, 2003 (NR 03-45).  Each unit is comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 prior to January 5, 2005.  A finder’s fee of 78,750 units has been paid to Canaccord Capital Corporation, with the finder’s warrants being subject to the same terms and conditions as for the subscription warrants.  Securities issued pursuant to the private placement are subject to a four month hold until May 6, 2004.  Proceeds from the private placement will be used for qualifying flow-through expenditures on the Company’s Canadian exploration properties.

The Company has also closed a non-brokered flow-through private placement of 1,714,286 units, priced at $0.35 per unit, for gross proceeds of $600,000, previously announced on December 24, 2003 (NR 03-46).  Each unit is comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 prior to January 5, 2005.  A cash finder’s fee of $18,000 and 68,572 warrants has been paid to Canaccord Capital Corporation and a cash finder’s fee of $27,000 and 102,857 warrants has been paid to Golden Capital Securities Ltd.  The finder’s warrants are subject to the same terms and conditions as the warrants from the subscription units. Securities issued pursuant to the private placement are subject to a four month hold until May 6, 2004.  Proceeds from the private placement will be used for qualifying flow-through expenditures on the Company’s British Columbia exploration properties.

Further, the Company has closed a flow-through private placement of 728,572 units, priced at $0.35 per unit, for gross proceeds of $255,000, previously announced on December 31, 2003 (NR 03-48).  Each unit is comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 prior to January 5, 2005.  A cash finder’s fee of $19,125 has been paid to Limited Market Dealer Inc. and 72,857 finder’s warrants have been paid to First Republic Securities Corporation. The finder’s warrants are subject to the same terms and conditions as the warrants from the subscription units. Securities issued pursuant to the private placement are subject to a four month hold until May 6, 2004.  Proceeds from the private placement will be used for qualifying flow-through expenditures on the Company’s British Columbia exploration properties.

Lastly, the Company has closed a non-brokered, non-flow-through private placement of 200,000 units, priced at $0.35 per unit, for gross proceeds of $70,000, previously announced on November 21, 2003 (NR 03-37) and amended on December 24, 2003 (NR 03-45). Each unit is comprised of one common share and one non-transferable share purchase warrants, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share in the first year until January 8, 2005 or at an exercise price of $0.55 per share in the second year until January 8, 2006.  A finder’s fee of 20,000 units has been paid to Canaccord Capital Corporation, with the finder’s warrants being subject to the same terms and conditions as for the subscription warrants.  Securities issued pursuant to the private placement are subject to a four month hold until May 9, 2004.  Proceeds from the private placement will be used by the Company for general working capital.

Gold City Industries Ltd.

Signed “Paul Cowley”

Paul Cowley, VP Exploration & Director

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.		San Gold Resources Corporation
550 – 580 Hornby Street
Vancouver, BC V6C 3B6		Bissett, Manitoba R0E 0J0
Tel: (604) 682-7677 Fax: (604) 642-6577		Tel: (204) 277-5500
Email: info@gold-city.net
Website: www.gold-city.net
TSX Venture: GC	NR 04-01	TSX Venture: SGR

NEWS RELEASE

January 12, 2004

Letter of Intent Signed to Form Rice Lake Joint Venture to Acquire 100% of the Shares of Harmony Gold Canada and Explore and Develop the Rice Lake Greenstone Belt

Located at Bissett, Manitoba, 250 km North of Winnipeg

Harris Partners to Act as Advisor and Agent to Arrange Financing

Hugh Wynne, President of San Gold Resources Corporation (“San Gold”) and Fred Sveinson, President of Gold City Industries Ltd.(“Gold City”) are pleased to announce that they have signed a Letter of Intent dated January 8, 2004 to enter into a 50/50 joint venture to acquire 100% of the shares of Harmony Gold Canada Inc.(“Harmony Canada”) from Harmony Gold Mining Company Ltd. of South Africa (“Harmony South Africa”) for $3,500,000 cash and shares having a value of $4,000,000.  San Gold Resources Corporation previously signed a letter of intent on November 19, 2003, with Harmony South Africa, whereby San Gold may acquire 100% of the shares of Harmony Canada.

Gold City will provide the first $2,000,000 (half flow-through and half non-flow-through) towards developing the contiguous San Gold properties and thereafter both parties will participate on a 50/50 basis.  San Gold and Gold City, pursuant to the terms of the Letter of Intent, will provide the cash and shares on a 50/50 basis to acquire Harmony Canada and to rehabilitate the Bissett Gold Mine, to explore/develop it, to return the Bissett Mine to production and to explore/develop the contiguous San Gold property, collectively to be called the Rice Lake Joint Venture. A management committee will be formed with equal representation from both companies to manage the joint venture. San Gold will be responsible for managing the exploration programs and Gold City will be responsible for managing the development and mining operations.

The assets of Harmony Canada consist of the Bissett Gold Mine, a 1,200-ton-per-day mill, complete with a tailings management area and environmental licence. Mill, hoist, shaft and surface infrastructure were newly installed by Rea Gold Corporation (“Rea Gold”) in 1996-1997. The Harmony Canada property comprises one mineral lease (ML063) covering 428.48 hectares. The mine (historically known as the San Antonio mine) operated continuously from 1932 to 1968 and produced 1.36 million ounces of gold from 4,876,000 tons. Limited underground exploration and development took place until 1996 when Rea Gold began an extensive construction and development program with the intent of operating at 1,000 tons per day. In addition to the above-mentioned infrastructure, Rea Gold deepened "A" shaft to 4,200 feet, eliminating the need for two out of three internal winzes. "A" shaft is now directly linked with "D" winze, where Harmony Canada's production originated and the bulk of the remaining resources lie. Rea Gold declared bankruptcy in 1997 before production began, and Harmony Canada acquired the property in 1998. Harmony Canada completed construction and produced 110,000 ounces before placing the property on care and maintenance in 2001, due to the gold price and the mine's declining significance in the wake of Harmony's remarkable growth. Total capital expenditures to date since 1994 are over $120-million.

A.C.A. Howe International Limited (“Howe”) performed an audit dated April 2002 on a resource estimate prepared in June 2001 by Harmony Canada staff.  In Howe’s opinion the resource estimates prepared by Harmony Canada conformed to NI 43-101 standards and were prepared by competent geologists under the supervision of a Qualified Person as defined in NI 43-101. Howe reported mineral resources as follows:  a measured resource of 539,046 tons grading 0.24 ounces of gold per ton; an indicated resource of 728,128 tons grading 0.27 ounces of gold per ton; and an inferred resource of 734,698 tons grading 0.31 ounces of gold per ton for a total mineral resource of 2,001,872 tons grading 0.28 ounces of gold per ton. Within the measured and indicated resources, Howe concluded that the Bissett Mine currently has proven and probable mineable reserves of 901,800 tons with an average grade of 0.27 ounces gold per ton. All of the resource is accessible by existing mine workings. The potential for locating additional resources at depth is considered to be excellent as deep exploration drill holes have intersected vein systems more than 900 feet below the deepest level of the mine.

Combining the Harmony Canada and San Gold properties will provide excellent exploration potential and production synergies. The favourable geological horizon that hosts the gold deposits at the Bissett Mine and at San Gold extends for more than 15 kilometres on the two properties with only four kilometres of this horizon having been explored to some extent. In the past two years, San Gold has been exploring this horizon to locate near-surface deposits that could be developed to provide feed for the Bissett mill. To date, three gold zones have been located that are within six kilometres of the Bissett mill.

San Gold and Gold City have also signed an agreement with Harris Partners of Toronto to act as Advisor and Agent for both companies, to lead a syndicate that will raise the necessary funds to complete the acquisition of Harmony Canada for the Rice Lake Joint Venture, in addition to the funds necessary to explore & develop the joint venture properties and to return the Bissett Gold Mine to production.

The Bissett and contiguous San Gold property give the Rice Lake Joint Venture an extensive under-explored land package covering a large part of the Rice Lake Greenstone Belt in Manitoba immediately west of the famous Red Lake Gold Mining Camp. The joint venture also combines the exploration expertise of San Gold and the development and operating talents of Gold City.

The Letter of Intent is subject to the approval of Harmony South Africa, the boards of directors of San Gold and Gold City, and regulatory authorities.

Gold City Industries Ltd.	San Gold Resources Corporation
Signed “Fred Sveinson”	Signed “Hugh Wynne”
Fred Sveinson, President	Hugh Wynne, President

For Gold City Investor Relations information please contact Maria Da Silva of MarketSmart Communications Inc. at (604) 261-4466	For San Gold information please contact Hugh Wynne at (204) 277-5500

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-48

December 31, 2003	TSX Venture: GC

Gold City Amends Flow-Through Private Placement

Fred Sveinson, President, reports that the Company has amended the non-brokered flow-through private placement announced earlier today (NR 03-47) to increase the number of units from 651,428 units to 728,572 units, for total gross proceeds of $255,000.

All other terms of the private placement remain the same as was previously announced, with each unit, priced at $0.35, comprised of one flow-through common share and one non-flow-through, non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share, at an exercise price of $0.45 per share, for one year.

Securities issued pursuant to the private placement will be subject to a four month hold.  The Company will pay a due diligence/administrative fee of $10,000, a cash finder’s fee of 7.5 % of the gross proceeds and will issue finder’s fee warrants equal to 10% of the total number of units subscribed for (72,857 warrants), with the finder’s fee warrants exercisable for a period of one year, at an exercise price of $0.45 per share.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the flow-through private placement will be used by the Company for qualifying flow-through expenditures on the Company’s British Columbia exploration properties.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-47

December 31, 2003	TSX Venture: GC

Gold City Arranges Flow-Through Private Placement of 651,428 Units

Fred Sveinson, President, reports that the Company has arranged a non-brokered flow-through private placement of 651,428 Units, priced at $0.35 per Unit, for total gross proceeds of $227,999.80.  Each Unit is comprised of one flow-through common share and one non-flow-through, non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share, at an exercise price of $0.45 per share, for one year.

Securities issued pursuant to the private placement will be subject to a four month hold.  The Company will pay a due diligence/administrative fee of $10,000, a cash finder’s fee of 7.5 % of the gross proceeds and will issue finder’s fee warrants equal to 10% of the total number of units subscribed for (65,143 warrants), with the finder’s fee warrants exercisable for a period of one year, at an exercise price of $0.45 per share.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the flow-through private placement will be used by the Company for qualifying flow-through expenditures on the Company’s British Columbia exploration properties.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-46

December 24, 2003	TSX Venture: GC

Gold City Arranges $600,000 Flow-Through Private Placement

Fred Sveinson, President, reports that the Company has arranged a non-brokered flow-through private placement of 1,714,286 Units for total gross proceeds of $600,000.  Each Unit is comprised of one flow-through common share and one non-flow-through, non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share, at an exercise price of $0.45 per share, for one year.

Securities issued pursuant to the private placement will be subject to a four month hold.  A cash commission of 7.5% of the proceeds is payable and agent’s warrants totaling 10% of the Units (171,429 warrants) will be issued.  The agent’s warrants will be exercisable, at $0.45 per share, for one year.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the flow-through private placement will be used by the Company for qualifying flow-through expenditures on the Company’s British Columbia exploration properties.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

03-45

December 24, 2003	TSX Venture: GC

Gold City Amends Private Placements

Fred Sveinson, President, reports that the Company has amended a non-brokered flow-through private placement previously announced on December 4, 2003 (NR 03-40) to increase the number of units from 750,000 units to 1,123,528 for total gross proceeds of $393,235.  All other terms of the private placement remain the same as was previously announced, with each unit priced at $0.35, comprised of one flow-through common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.45 per share for one year from the date of acceptance for filing of the private placement by the TSX Venture Exchange.

The Company has also amended a non-brokered private placement previously announced on November 21, 2003 (NR 03-37) to decrease the number of units from 300,000 to 200,000 units for total gross proceeds of $70,000. All other terms of the private placement remain the same as was previously announced, with each unit priced at $0.35, comprised of one common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.45 per share in the first year and $0.55 per share in second year.

Securities issued through the private placements will be subject to a four month hold.  A commission will be payable on a portion of the proceeds from subscriptions to the private placements.  The private placements are subject to acceptance for filing by the TSX Venture Exchange.  Proceeds from the flow-through private placement will be used by the Company for qualifying flow-through expenditures on its Canadian exploration properties.  Proceeds from the non-flow-through private placement will be used to advance the Company’s Greenwood Gold Project and for working capital.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD CITY INDUSTRIES LTD.

(Registrant)

February 19, 2004                                By:  /s/ Frederick Sveinson, President

Date